

June 19, 2006

via U.S. mail and facsimile

Neil Wilkin, Jr.
Chief Executive Officer
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

      **RE: Optical Cable Corporation
              Form 10- K for the Fiscal Year Ended October 31, 2005
              Form 10-Q for the Fiscal Quarter Ended January 31, 2006
              File No. 0-27022**

Dear Mr. Wilkin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Nili Shah
                         Accounting Branch Chief